                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 7)

                             NACCO Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class B Common Stock
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                  629579 20 02
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   March 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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-----------------------                                              -------------------------------------
CUSIP No. 629579 20 02                  SCHEDULE 13D/A                          PAGE 2 OF 8 PAGES
------------------ ---------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Chloe E. Rankin
----------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)

                                                                        (b)  X
----------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO (See Item 3)
----------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
             2(d) or 2(e)
----------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             USA
----------------------------------------------------------------------------------------------------------
                             7     SOLE VOTING  POWER

                                   -0-

                          --------------------------------------------------------------------------------
                             8     SHARED VOTING  POWER

       NUMBER OF                   -0-
         SHARES           --------------------------------------------------------------------------------
      BENEFICIALLY           9     SOLE DISPOSITIVE POWER
        OWNED BY
     EACH REPORTING                -0-
      PERSON WITH         --------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
----------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-

----------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
----------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
----------------------------------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------                                              -------------------------------------
CUSIP No. 629579 20 02                  SCHEDULE 13D/A                          PAGE 3 OF 8 PAGES
------------------ ---------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             James T. Rankin
----------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                                     (b)  X
----------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO (See Item 3)
----------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)

----------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

----------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               3,187

                        ----------------------------------------------------------------------------------
                          8    SHARED VOTING POWER

       NUMBER OF               -0-
         SHARES         ----------------------------------------------------------------------------------
      BENEFICIALLY        9    SOLE DISPOSITIVE POWER
        OWNED BY
     EACH REPORTING            3,187
      PERSON WITH
                        ----------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                      -0-

----------------------------------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,187

----------------------------------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

----------------------------------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.19%
----------------------------------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON*

                IN
----------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTIONS BEFORE FILLING OUT



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-----------------------                                                ----------------------------------
CUSIP No. 629579 20 02                 SCHEDULE 13D/A                            PAGE 4 OF 8 PAGES
-----------------------                                                ----------------------------------


         The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the "Schedule 13D") and as amended by Amendment No. 1 to the amended and restated Schedule 13D filed on March 28, 1995, as amended by Amendment No. 2 to the amended and restated
Schedule 13D filed on March 21, 1996, as amended by Amendment No. 3 to the amended and restated Schedule 13D filed on November 25, 1996, as amended by Amendment No. 4 to the amended and restated Schedule 13D filed on January 10, 1997, as amended by Amendment No. 5 to the amended and restated Schedule 13D filed on March 19, 1997, and as amended by Amendment No. 6 to the amended and restated Schedule 13D filed on March 25, 1999, on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve, LP, as depository, is hereby further amended as follows:


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

                (a) The statements under the heading Matthew M. Rankin, are hereby deleted and replaced in their entirety by the following:

                MATTHEW M. RANKIN. Mr. Rankin's resident address is 1122 Birchtree Way, Greensboro, North Carolina 27401. He is a Corporate Banking Officer for Wachovia Bank, 230 North Elm Street, PO Box 21048, Greensboro, North Carolina 27420.

                (b) The statements under the heading Clara T. Rankin, are hereby deleted and replaced in their entirety by the following:

                CLARA T. RANKIN WILLIAMS. Mrs. Williams' resident address is 425 Roslyn Place, Chicago, Illinois 60614. She is a senior financial analyst at US Robotics, 7770 North Frontage Road, Skokie, Illinois 60077-2690.

                (c) After the paragraph describing John C. Butler Jr.'s address, the following individual Reporting Persons shall be added:

                CHLOE E. RANKIN. Ms. Rankin's resident address is 2979 W. Schoolhouse Lane, Apt. K307B, Philadelphia, Pennsylvania 19144. She is an analyst with Andersen Consulting, 1600 Market Street, Philadelphia, Pennsylvania 19103.


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---------------------------                                              -------------------------------------
CUSIP No. 629579 20 02                     SCHEDULE 13D/A                             PAGE 5 OF 8 PAGES
---------------------------                                              -------------------------------------


                  JAMES T. RANKIN. Mr. Rankin's resident address is 1108 Oglethorp Drive, Atlanta, Georgia 30319. He is employed by AON Risk Services, 3565 Piedmont Center, Suit 700, Atlanta, Georgia 30305.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D relating to the individual Reporting Persons is hereby amended to add the following individual Reporting Persons:

                  CHLOE E. RANKIN. Ms. Rankin has no power to vote or to dispose of any shares of Class B Common. Claiborne R. Rankin, Ms. Rankin's father, has the sole power to vote and to dispose of 2,408 shares of Class B Common, which together constitute 0.15% of the outstanding shares of Class B Common, as trustee of a trust existing for the benefit of Ms. Rankin.

                  JAMES T. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 3,187 shares of Class B Common, which together constitute 0.19% of the outstanding Class B Common.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the 13D is hereby amended by inserting at the end thereof the following:

         Effective as of November 30, 1999, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders' Agreement amending the Stockholders' Agreement to modify the definition of "Depository" to refer to First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve, LP. A copy of the Amendment to Stockholders Agreement is attached hereto as Exhibit 21 and is incorporated herein in its entirety.

         Effective as of November 30, 1999, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders' Agreement amending the Stockholders' Agreement to modify the power of attorney set forth in Section 11 of the Stockholders' Agreement. A copy of the Amendment to Stockholders' Agreement is attached hereto as Exhibit 22 and is incorporated herein in its entirety.

         Effective as of March 30, 2000, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders' Agreement amending the Stockholders' Agreement pursuant to which Ms. Chloe E. Rankin and Mr. James T. Rankin became Participating Stockholders under the Stockholders' Agreement. A copy of the Amendment to Stockholders' Agreement is attached hereto as Exhibit 23 and is incorporated herein in its entirety.


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-----------------------                                               -----------------------------------
CUSIP No. 629579 20 02                 SCHEDULE 13D/A                           PAGE 6 OF 8 PAGES
-----------------------                                               -----------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended as follows:

(Exhibit 21) Amendment to Stockholders' Agreement, dated as of November 30, 1999, by and among First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve, LP, the Company and the Participating Stockholders (as defined therein).

(Exhibit 22) Amendment to Stockholders' Agreement, dated as of November 30, 1999, by and among First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve, LP, the Company and the Participating Stockholders (as defined therein).

(Exhibit 23) Amendment to Stockholders' Agreement, dated as of March 30, 2000, by and among First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve, LP, the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein).

[REMAINDER OF PAGE IS LEFT INTENTIONALLY BLANK. SIGNATURES BEGIN ON NEXT PAGE.]


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CUSIP No. 629579 20 02                 SCHEDULE 13D/A                           PAGE 7 OF 8 PAGES
-----------------------                                               -----------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 30, 2000                   /s/ Alfred M. Rankin, Jr.
                                        ----------------------------
                                        Name: Alfred M. Rankin, Jr.


                                        /s/ Alfred M. Rankin, Jr.
                                        ----------------------------
                                        Name:  Alfred M. Rankin, Jr.

                                        Attorney-in-Fact for Clara L.T. Rankin*
                                        Attorney-in-Fact for Victoire G. Rankin*
                                        Attorney-in-Fact for Helen R. Butler*
                                        Attorney-in-Fact for Clara T. Rankin Williams*
                                        Attorney-in-Fact for Thomas T. Rankin*
                                        Attorney-in-Fact for Matthew M. Rankin*
                                        Attorney-in-Fact for Claiborne R. Rankin*
                                        Attorney-in-Fact for Chloe O. Rankin*
                                        Attorney-in-Fact for Roger F. Rankin*
                                        Attorney-in-Fact for Bruce T. Rankin*
                                        Attorney-in-Fact for Frank E. Taplin, Jr.*
                                        Attorney-in-Fact for Margaret E. Taplin*
                                        Attorney-in-Fact for Martha S. Kelly*
                                        Attorney-in-Fact for Susan Sichel*
                                        Attorney-in-Fact for Jennifer T. Jerome*
                                        Attorney-in-Fact for Caroline T. Ruschell*
                                        Attorney-in-Fact for David F. Taplin*
                                        Attorney-in-Fact for Thomas E. Taplin*
                                        Attorney-in-Fact for Beatrice B. Taplin*
                                        Attorney-in-Fact for Thomas E. Taplin, Jr.*
                                        Attorney-in-Fact for Theodore D. Taplin*
                                        Attorney-in-Fact for Britton T. Taplin*
                                        Attorney-in-Fact for Frank E. Taplin*
                                        Attorney-in-Fact for National City Bank, as trustee*
                                        Attorney-in-Fact for Frank E. Taplin, as trustee*
                                        Attorney-in-Fact for Rankin Associates I, L.P.*
                                        Attorney-in-Fact for Rankin Management, Inc.*
                                        Attorney-in-Fact for Alison A. Rankin*
                                        Attorney-in-Fact for Corbin K. Rankin*
                                        Attorney-in-Fact for John C. Butler, Jr.*
                                        Attorney-in-Fact for Rankin Associates II, L.P.*
                                        Attorney-in-Fact for Chloe E. Rankin*
                                        Attorney-in-Fact for James T. Rankin*


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CUSIP No. 629579 20 02                 SCHEDULE 13D/A                           PAGE 8 OF 8 PAGES
-----------------------                                               -----------------------------------


------------------

* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2, and in Exhibit 23 at pages 6 through 7 of such Exhibit.

                                                                     Exhibit 21



                      AMENDMENT TO STOCKHOLDERS' AGREEMENT


         This AMENDMENT TO STOCKHOLDERS' AGREEMENT is dated as of November 30, 1999 (this "Amendment"), by and among First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve LP, as depository ("First Chicago"), the Participating Stockholders under the Stockholders' Agreement, dated as of March 15, 1990, as amended, and NACCO Industries, Inc., a Delaware corporation (the "Corporation").

         This Amendment sets forth the terms and conditions on which First Chicago will join in and become a party to the Stockholders' Agreement, dated as of March 15, 1990, as amended (the "Stockholders' Agreement"). Capitalized terms defined in the Stockholders' Agreement are used herein as so defined.

         Pursuant to Section 8 of the Stockholders' Agreement, such agreement may be amended by a writing signed by the signatories thereto and the Corporation and because such amendment proposes to modify the duties and obligations of the Depository, this Agreement must be signed by such Depository.

         In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree that Exhibit B to the Stockholders' Agreement is hereby amended and restated as follows:

         1. AMENDMENT TO STOCKHOLDERS AGREEMENT TO NAME NEW DEPOSITORY. (a) Pursuant to Section 8 of the Stockholders' Agreement, the parties hereto agree that from and after the date hereof all references to Depository in the Stockholders' Agreement shall be to First Chicago.

         (b) Pursuant to Section 8 of the Stockholders' Agreement, the parties hereto agree to amend Exhibit B to the Stockholders' Agreement. As amended and restated, Exhibit B shall read in its entirety as follows:

                              TERMS AND CONDITIONS


                  SECTION 1. First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve LP, ("First Chicago") shall mark the appropriate legend on the face or the back of each certificate representing shares of Class B Common Stock ("Certificate") delivered hereunder in accordance with Section 7.1 of the Stockholders' Agreement.

                  SECTION 2. (a) In the event that First Chicago receives written notification, pursuant to the terms of the Stockholders' Agreement, which states that shares of Class B Common Stock are to be converted or are to be transferred otherwise than as provided under
         Section 2.1 of the Stockholders' Agreement, then First Chicago shall take such action as is required by the Stockholders' Agreement and otherwise is in accordance with written instructions executed by the parties to the Stockholders' Agreement who are transferring, converting or acquiring the shares of Class B Common Stock represented by such Certificates.

                  (b) In the event that such written notification states that shares of Class B Common Stock are to be transferred by a Participating Stockholder as provided under Section 2.1 of the Stockholders' Agreement, then First Chicago shall take such action as is required by the Stockholders' Agreement and otherwise is in accordance with the written instructions of the Participating Stockholder making such transfer and may, as a condition to taking any such action, require the furnishing of affidavits, or other proof as it deems necessary to establish that such transfer is permitted by such Section 2.1.

                  SECTION 3. DUTIES AND ADVERSE CLAIMS. The duties and obligations of First Chicago shall be determined solely by the express provisions of the Stockholders' Agreement, including this EXHIBIT B. In the event of any disagreement or the presentation of any adverse claim or demand in connection with rights and duties of First Chicago, First Chicago shall, at its option, be entitled to refuse to comply with any such claims or demands during the continuance of such disagreements and in so doing, First Chicago shall not become liable to any party to the Stockholders' Agreement or to any other person due to its failure to comply with such adverse claim or demand. First Chicago shall be entitled to continue, without liability, to refrain and refuse to act:

                  (a) Until authorized to act by a court order from a court having jurisdiction over the parties and the property, after which time First Chicago shall be entitled to act in conformity with such adjudication; or

                  (b) Until all differences shall have been adjusted by agreement and First Chicago shall have been notified thereof and shall have been directed in writing, signed jointly or in counterpart by all persons making adverse claims or demands, at which time First Chicago shall be protected in acting in compliance therewith.

                  SECTION 4. FIRST CHICAGO'S LIABILITY LIMITED. First Chicago shall not be liable to anyone whatsoever by reason of any error of judgment or for any act done or step taken or omitted by it in good faith or for any mistake of fact or law or for anything which it may do or refrain from doing in connection herewith unless caused by or arising out of its own gross negligence or willful misconduct. The parties to the Stockholders' Agreement represent to First Chicago that they have and shall continue to solicit the advice of their respective counsel regarding compliance with all applicable state and federal securities laws in connection with the transactions contemplated by the Stockholders' Agreement and that they will act in accordance with such advice. First Chicago shall have no responsibility to ensure compliance with any such securities laws, and such responsibility rests solely with the parties to the Stockholders' Agreement.

                  SECTION 5. RELIANCE BY FIRST CHICAGO ON DOCUMENTS, ETC. First Chicago shall be entitled to rely and shall be protected in acting in reliance upon any instructions or directions furnished to it in writing pursuant to any provisions of the Stockholders' Agreement and shall be entitled to treat as genuine, and as the document it purports to be, any letter, paper or other document furnished to it and believed by it to be genuine and to have been signed and presented by the proper party or parties.

                  SECTION 6. INDEMNIFICATION AND LEGAL COUNSEL FOR FIRST CHICAGO. The parties to the Stockholders' Agreement hereby agree to indemnify First Chicago and save it harmless from and against all losses, damages, costs, charges, payments, liabilities and expenses, including the costs of litigation, investigation and reasonable legal fees incurred by First Chicago and arising directly or indirectly out of its role as Depository pursuant to the Stockholders' Agreement, including such losses, damages, costs, charges, payments, and suits made or asserted, whether groundless or otherwise, against First Chicago unless the same arise out of the willful misconduct or gross negligence of First Chicago. The parties to the Stockholders' Agreement agree that First Chicago does not assume any responsibility for the failure of any of the parties to make payments or perform the conditions of the

         Stockholders' Agreement, nor shall First Chicago be responsible for the collection of any monies provided to be paid to it. First Chicago may consult with counsel of its own choice (including inside counsel for First Chicago) and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The provisions of this Section 6 shall survive termination of the arrangement contemplated hereby.

                  SECTION 7. COMPENSATION. The parties to the Stockholders' Agreement agree to pay First Chicago reasonable compensation for the services to be rendered hereunder and will pay or reimburse First Chicago upon request for all expenses, disbursements and advances, including reasonable attorneys' fees, incurred or made by it in connection with carrying out its duties hereunder.

                  SECTION 8. RESIGNATION AND DISMISSAL. First Chicago shall have the right to resign, and Participating Stockholders owning 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders' Agreement shall have the right to dismiss First Chicago, in each case upon giving thirty (30) days written notice by mailing said written notice thereof to the proper party or parties; PROVIDED, HOWEVER, that no such resignation or dismissal shall become effective until a successor has been duly appointed to act as Depository by amendment to the Stockholders' Agreement and such successor has agreed so to act.




     2. GENERAL. As amended hereby, the Stockholders' Agreement is and shall remain in full force and effect in accordance with its terms and conditions.

     3. COUNTERPARTS. This Amendment may be executed in multiple counterparts,

each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

         IN WITNESS WHEREOF, the Participating Stockholders, the Corporation and

First Chicago have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.


                                        First Chicago Trust Company
                                        of New York, engaged in a
                                        joint venture known as
                                        Equiserve LP


                                        By: /s/ KEVIN LAURITA
                                            ---------------------------
                                            Name: Kevin Laurita
                                            Title: Senior Account Manager

                                        NACCO INDUSTRIES, INC.




                                        By: /s/ CHARLES A. BITTENBENDER
                                            -----------------------------
                                            Name: Charles A. Bittenbender
                                            Title: Vice President, General
                                            Counsel and Secretary

                                             /s/ CLARA L.T. RANKIN
                                             -----------------------------
                                             Clara L. T. Rankin

                                             /s/ ALFRED M. RANKIN, JR.
                                             -------------------------
                                             Alfred M. Rankin, Jr.

                                             /s/ VICTOIRE G. RANKIN
                                             ---------------------------
                                             Victoire G. Rankin

                                         /s/ HELEN RANKIN BUTLER
                                         ----------------------------------
                                         Helen Butler (fka Helen P. Rankin)

                                         /s/ CLARA R. WILLIAMS
                                         ----------------------------
                                         Clara T. Rankin Williams
                                         (fka Clara T. Rankin)

                                          /s/ THOMAS T. RANKIN
                                          ----------------------------
                                          Thomas T. Rankin

                                          /s/ MATTHEW M. RANKIN
                                          --------------------------------
                                          Matthew M. Rankin

                                          /s/ THOMAS T. RANKIN, AS CUSTODIAN
                                          ----------------------------------
                                          James T. Rankin by Thomas T. Rankin
                                          as custodian

                                          /s/ CLAIBORNE R. RANKIN
                                          ----------------------------
                                          Claiborne R. Rankin

                                          /s/ CHLOE O. RANKIN
                                          ----------------------------
                                          Chloe O. Rankin

                                          /s/ CLAIBORNE R. RANKIN, AS CUSTODIAN
                                          -------------------------------------
                                          Julia L. Rankin by Claiborne R. Rankin
                                          as custodian

                                          /s/ CLAIBORNE R. RANKIN, AS TRUSTEE
                                          --------------------------------------
                                          Chloe E. Rankin by Claiborne R. Rankin
                                          as trustee

                                          /s/ CLAIBORNE R. RANKIN, AS CUSTODIAN
                                          -------------------------------------
                                          Claiborne R. Rankin, Jr. by
                                          Claiborne R. Rankin as custodian

                                          /s/ ROGER F. RANKIN
                                          ------------------------------------
                                          Roger F. Rankin

                                          /s/ BRUCE T. RANKIN
                                          ----------------------------
                                          Bruce T. Rankin

                                          /s/ FRANK E. TAPLIN, JR.
                                          --------------------------------
                                          Frank E. Taplin

                                          /s/ MARGARET E. TAPLIN
                                          --------------------------------
                                          Margaret E. Taplin

                                  /s/ ANDREW L. FABENS III, ATTORNEY-IN-FACT
                                  --------------------------------------------
                                  Elizabeth E. Brown, by Andrew L. Fabens III,
                                  Attorney-in-Fact

                                   /s/ MARTHA S. KELLY
                                   -----------------------------------
                                   Martha S. Kelly

                                   /s/ SUSAN SICHEL
                                   -----------------------------------
                                   Susan Sichel (fka Susan S. Panella)

                                    /s/ JENNIFER TAPLIN JEROME
                                    ----------------------------------
                                    Jennifer T. Jerome

                                    /s/ CAROLINE T. RUSCHELL
                                    -------------------------------
                                    Caroline T. Ruschell

                                    /s/ DAVID F. TAPLIN
                                    -------------------------------
                                    David F. Taplin

                                    /s/ THOMAS E. TAPLIN
                                    ----------------------------
                                    Thomas E. Taplin

                                    /s/ BEATRICE B. TAPLIN
                                    -------------------------------
                                    Beatrice B. Taplin

                                    /s/ THOMAS E. TAPLIN, JR.
                                    -------------------------
                                    Thomas E. Taplin, Jr.

                                    /s/ THEODORE D. TAPLIN
                                    ------------------------------
                                    Theodore D. Taplin

                                      /s/ BRITTON T. TAPLIN
                                      --------------------------------
                                      Britton T. Taplin

                                      /s/ FRANK F. TAPLIN
                                      --------------------------------
                                      Frank F. Taplin

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement,
                                    dated December 18, 1963, among National City
                                    Bank, as trustee, Clara T. Rankin, Thomas E.
                                    Taplin and Frank E. Taplin, for the benefit
                                    of Elizabeth E. Brown.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    September 24, 1958, as supplemented and
                                    amended, between National City Bank, as
                                    trustee, and Edith F. Taplin, for the
                                    benefit of grandchildren.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 15, 1976, between National City
                                    Bank, as trustee, and Frank E. Taplin, for
                                    the benefit of grandchildren.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    ------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Theodore D. Taplin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Thomas E. Taplin, Jr.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Britton T. Taplin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    ------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Frank F. Taplin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Clara L.T. Rankin, for
                                    the benefit of grandchildren.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    January 11, 1965, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Alfred M. Rankin, for the
                                    benefit of Alfred M. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    July 12, 1967, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Clara L.T. Rankin, for the
                                    benefit of Clara L.T. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    August 30, 1967, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Alfred M. Rankin, Jr., for the
                                    benefit of Alfred M. Rankin, Jr.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    July 1, 1969, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Victoire G. Rankin, for the
                                    benefit of Victoire G. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 29, 1967, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Thomas T. Rankin, for the
                                    benefit of Thomas T. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    June 22, 1971, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Claiborne R. Rankin, for the
                                    benefit of Claiborne R. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    September 11, 1973, between National City
                                    Bank, as trustee, and Roger F. Rankin, for
                                    the benefit of Roger F. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    August 12, 1974, between National City Bank,
                                    as trustee, and Bruce T. Rankin, for the
                                    benefit of Bruce T. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 11, 1957, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Frank E. Taplin, for the
                                    benefit of Frank E. Taplin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    January 21, 1966, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Thomas E. Taplin, for the
                                    benefit of Thomas E. Taplin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, Jr.,
                                    for the benefit of Thomas E. Taplin, Jr.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    October 15, 1975, between National City
                                    Bank, as trustee, and Theodore D. Taplin,
                                    for the benefit of Theodore D. Taplin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 30, 1977, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Britton T. Taplin, for the
                                    benefit of Britton T. Taplin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    June 13, 1981, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Frank F. Taplin, for the
                                    benefit of Frank F. Taplin.

                                    /s/ ALFRED M. RANKIN, JR.
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 29, 1989, between Alfred M. Rankin,
                                    Jr., as trustee, and Clara T. Rankin for the
                                    benefit of Clara T. Rankin.

                                    /s/ ALFRED M. RANKIN, JR.
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 29, 1989, between Alfred M. Rankin,
                                    Jr., as trustee, and Helen P. Rankin for the
                                    benefit of Helen P. Rankin.

                                    /s/ LEIGH CARTER, VICE PRESIDENT
                                    --------------------------------------------
                                    National City Bank as agent under the
                                    Agreement, dated July 16, 1969 with Margaret
                                    E. Taplin.

                                     /s/ ALFRED M. RANKIN, JR.
                                     --------------------------------------
                                     Rankin Management, Inc.

                                   /s/ ALFRED M. RANKIN, JR.
                                   ---------------------------------------------
                                   Rankin Associates I, L.P. (fka CTR Family
                                   Associates, L.P.)

                                     /s/ THOMAS T. RANKIN, AS CUSTODIAN
                                     -------------------------------------------
                                     Thomas T. Rankin as custodian for
                                     Thomas Parker Rankin

                                    /s/ ALISON A. RANKIN
                                    -------------------------------------------
                                    Alison A. Rankin, as trustee fbo Anne Rankin
                                    under Irrevocable Trust No. 1, dated
                                    December 18, 1997 with Roger Rankin as
                                    Grantor.

                                    /s/ ALISON A. RANKIN
                                    --------------------------------------------
                                    Alison A. Rankin, as trustee fbo Elisabeth
                                    Rankin under Irrevocable Trust No. 1, dated
                                    December 18, 1997 with Roger Rankin as
                                    Grantor.

                                     /s/ ALFRED M. RANKIN, JR.
                                     ------------------------------
                                     Rankin Associates II, L.P.

                                     /s/ JOHN C. BUTLER, JR.
                                     -----------------------------
                                     John C. Butler, Jr.

                                    /s/ JOHN C. BUTLER, JR.
                                    -------------------------------------------
                                    John C. Butler, Jr. as custodian for Clara
                                    Rankin Butler

                                    /s/ CORBIN K. RANKIN
                                    ----------------------------------
                                    Corbin Rankin

                                     /s/ ALISON A. RANKIN
                                     ---------------------------------
                                     Alison A. Rankin

                                    /s/ FRANK F. TAPLIN
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    July 24, 1998, as amended, between Frank F.
                                    Taplin, as trustee, and Frank F. Taplin, for
                                    the benefit of Frank F. Taplin.

                                                                      Exhibit 22


                      AMENDMENT TO STOCKHOLDERS' AGREEMENT


         This AMENDMENT TO STOCKHOLDERS' AGREEMENT is dated as of November 30, 1999 (this "Amendment"), by and among First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve LP, as depository ("First Chicago"), the Participating Stockholders under the Stockholders' Agreement, dated as of March 15, 1990, as amended (the "Stockholders' Agreement"), and NACCO Industries, Inc., a Delaware corporation (the "Corporation"). Capitalized terms defined in the Stockholders' Agreement are used herein as so defined.

         In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree that
Section 11 of the Stockholders' Agreement is hereby amended and restated as follows:

         1. AMENDMENT TO STOCKHOLDERS' AGREEMENT TO REVISE POWER OF ATTORNEY.

         (a) Pursuant to Section 11 of the Stockholders' Agreement, the parties hereto agree that from and after the date hereof all references to Power of Attorney in the Stockholders' Agreement shall be to the amended and restated
Section 11.

         (b) Pursuant to the Stockholders' Agreement, the parties hereto agree to amend Section 11 to the Stockholders' Agreement. As amended and restated,
Section 11 shall read in its entirety as follows:

                    Each of the undersigned Participating Stockholders hereby
              constitutes and appoints Frank E. Taplin, Thomas E. Taplin, Alfred
              M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:

                        (a) execute any and all statements under
                   Section 13 or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to this Agreement, including all statements on
                  Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-1(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

                        (b) execute and deliver any and all Amendments whereby
                   a Family Member or Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 662/3 percent of the shares of Class B Common Stock subject to this Agreement pursuant to Section 8 of the Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 11. The grant of this power of attorney shall not be affected by any disability of such undersigned individual Participating Stockholder. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 11, each Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.

         2. GENERAL. As amended hereby, the Stockholders' Agreement is and shall remain in full force and effect in accordance with its term and conditions.

         3. COUNTERPARTS. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

         IN WITNESS WHEREOF, the Participating Stockholders, the Corporation and First Chicago have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

                                        First Chicago Trust Company
                                        of New York, engaged in a
                                        joint venture known as
                                        Equiserve LP


                                        By: /s/ KEVIN LAURITA
                                           --------------------------------
                                        Name: Kevin Laurita
                                        Title: Senior Account Manager

                                  NACCO INDUSTRIES, INC.


                                  By: /s/ CHARLES A. BITTENBENDER
                                      ---------------------------------
                                       Name: Charles A Bittenbender
                                       Title:  Vice President, General
                                               Counsel and Secretary

                                        /s/ CLARA L.T. RANKIN
                                        ---------------------------------
                                        Clara L. T. Rankin

                                        /s/ ALFRED M. RANKIN, JR.
                                        -------------------------------
                                        Alfred M. Rankin, Jr.

                                        /s/ VICTOIRE G. RANKIN
                                        -----------------------------------
                                        Victoire G. Rankin

                                        /s/ HELEN RANKIN BUTLER
                                        -----------------------------------
                                        Helen Butler (fka Helen P. Rankin)

                                        /s/ CLARA R. WILLIAMS
                                        ---------------------------------------
                                        Clara T. Rankin Williams
                                        (fka Clara T. Rankin)

                                        /s/ THOMAS T. RANKIN
                                        -------------------------------------
                                        Thomas T. Rankin

                                        /s/ MATTHEW M. RANKIN
                                        -------------------------------------
                                        Matthew M. Rankin

                                        /s/ THOMAS T. RANKIN, as custodian
                                        ----------------------------------------
                                        James T. Rankin by Thomas T. Rankin as
                                        custodian

                                        /s/ CLAIBORNE R. RANKIN
                                        ----------------------------------------
                                        Claiborne R. Rankin

                                        /s/ CHLOE O. RANKIN
                                        ----------------------------------------
                                        Chloe O. Rankin

                                        /s/ CLAIBORNE R. RANKIN, as custodian
                                        ----------------------------------------
                                        Julia L. Rankin by Claiborne R. Rankin
                                        as custodian

                                        /s/ CLAIBORNE R. RANKIN, as trustee
                                        ----------------------------------------
                                        Chloe E. Rankin by Claiborne R. Rankin
                                        as trustee

                                        /s/ CLAIBORNE R. RANKIN, as custodian
                                        ----------------------------------------
                                        Claiborne R. Rankin, Jr. by
                                        Claiborne R. Rankin as custodian

                                        /s/ ROGER F. RANKIN
                                        ---------------------------------
                                        Roger F. Rankin

                                        /s/ BRUCE T. RANKIN
                                        ----------------------------------
                                        Bruce T. Rankin

                                        /s/ FRANK E. TAPLIN, JR.
                                        ----------------------------------
                                        Frank E. Taplin

                                        /s/ MARGARET E. TAPLIN
                                        -----------------------------------
                                        Margaret E. Taplin

                                    /s/ ANDREW L. FABENS III, Attorney-in-Fact
                                    --------------------------------------------
                                    Elizabeth E. Brown, by Andrew L. Fabens III,
                                    Attorney-in-Fact

                                        /s/ MARTHA S. KELLY
                                        -------------------------------
                                        Martha S. Kelly

                                        /s/ SUSAN SICHEL
                                        ---------------------------------------
                                        Susan Sichel (fka Susan S. Panella)

                                        /s/ JENNIFER TAPLIN JEROME
                                        ----------------------------------------
                                        Jennifer T. Jerome

                                        /s/ CAROLINE T. RUSCHELL
                                        ----------------------------------------
                                        Caroline T. Ruschell

                                        /s/ DAVID F. TAPLIN
                                        ----------------------------------------
                                        David F. Taplin

                                        /s/ THOMAS E. TAPLIN
                                        -----------------------------------
                                        Thomas E. Taplin

                                        /s/ BEATRICE B. TAPLIN
                                        ----------------------------------------
                                        Beatrice B. Taplin

                                        /s/ THOMAS E. TAPLIN, JR.
                                        ------------------------------
                                        Thomas E. Taplin, Jr.

                                        /s/ THEODORE D. TAPLIN
                                        --------------------------------
                                        Theodore D. Taplin

                                        /s/ BRITTON T. TAPLIN
                                        ----------------------------------
                                        Britton T. Taplin

                                        /s/ FRANK F. TAPLIN
                                        ----------------------------------
                                        Frank F. Taplin

                                  /s/ LEIGH CARTER, Vice President
                                  ----------------------------------------------
                                  The Trust created under the Agreement, dated
                                  December 18, 1963, among National City Bank,
                                  as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    September 24, 1958, as supplemented and
                                    amended, between National City Bank, as
                                    trustee, and Edith F. Taplin, for the
                                    benefit of grandchildren.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 15, 1976, between National City
                                    Bank, as trustee, and Frank E. Taplin, for
                                    the benefit of grandchildren.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Theodore D. Taplin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Thomas E. Taplin, Jr.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Britton T. Taplin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, for
                                    the benefit of Frank F. Taplin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Clara L.T. Rankin, for
                                    the benefit of grandchildren.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    January 11, 1965, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Alfred M. Rankin, for the
                                    benefit of Alfred M. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    July 12, 1967, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Clara L.T. Rankin, for the
                                    benefit of Clara L.T. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    August 30, 1967, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Alfred M. Rankin, Jr., for the
                                    benefit of Alfred M. Rankin, Jr.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    July 1, 1969, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Victoire G. Rankin, for the
                                    benefit of Victoire G. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 29, 1967, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Thomas T. Rankin, for the
                                    benefit of Thomas T. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    June 22, 1971, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Claiborne R. Rankin, for the
                                    benefit of Claiborne R. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    September 11, 1973, between National City
                                    Bank, as trustee, and Roger F. Rankin, for
                                    the benefit of Roger F. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    August 12, 1974, between National City Bank,
                                    as trustee, and Bruce T. Rankin, for the
                                    benefit of Bruce T. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 11, 1957, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Frank E. Taplin, for the
                                    benefit of Frank E. Taplin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    January 21, 1966, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Thomas E. Taplin, for the
                                    benefit of Thomas E. Taplin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 28, 1976, between National City
                                    Bank, as trustee, and Thomas E. Taplin, Jr.,
                                    for the benefit of Thomas E. Taplin, Jr.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    October 15, 1975, between National City
                                    Bank, as trustee, and Theodore D. Taplin,
                                    for the benefit of Theodore D. Taplin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 30, 1977, as supplemented, amended
                                    and restated, between National City Bank, as
                                    trustee, and Britton T. Taplin, for the
                                    benefit of Britton T. Taplin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    June 13, 1981, as supplemented, amended and
                                    restated, between National City Bank, as
                                    trustee, and Frank F. Taplin, for the
                                    benefit of Frank F. Taplin.

                                    /s/ ALFRED M. RANKIN, JR.
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 29, 1989, between Alfred M. Rankin,
                                    Jr., as trustee, and Clara T. Rankin for the
                                    benefit of Clara T. Rankin.

                                    /s/ ALFRED M. RANKIN, JR.
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    December 29, 1989, between Alfred M. Rankin,
                                    Jr., as trustee, and Helen P. Rankin for the
                                    benefit of Helen P. Rankin.

                                    /s/ LEIGH CARTER, Vice President
                                    --------------------------------------------
                                    National City Bank as agent under the
                                    Agreement, dated July 16, 1969 with Margaret
                                    E. Taplin.

                                    /s/ ALFRED M. RANKIN, JR.
                                    --------------------------------------
                                    Rankin Management, Inc.

                                    /s/ ALFRED M. RANKIN, JR.
                                    --------------------------------------------
                                    Rankin Associates I, L.P. (fka CTR Family
                                    Associates, L.P.)

                                    /s/ THOMAS T. RANKIN, as Custodian
                                    --------------------------------------------
                                    Thomas T. Rankin as custodian for Thomas
                                    Parker Rankin

                                    /s/ ALISON A. RANKIN
                                    --------------------------------------------
                                    Alison A. Rankin, as trustee fbo Anne Rankin
                                    under Irrevocable Trust No. 1, dated
                                    December 18, 1997 with Roger Rankin as
                                    Grantor.

                                    /s/ ALISON A. RANKIN
                                    --------------------------------------------
                                    Alison A. Rankin, as trustee fbo Elisabeth
                                    Rankin under Irrevocable Trust No. 1, dated
                                    December 18, 1997 with Roger Rankin as
                                    Grantor.

                                    /s/ ALFRED M. RANKIN, JR.
                                    --------------------------------
                                    Rankin Associates II, L.P.

                                    /s/ JOHN C. BUTLER, JR.
                                    --------------------------------
                                    John C. Butler, Jr.

                                    /s/ JOHN C. BUTLER, JR.
                                    --------------------------------------------
                                    John C. Butler, Jr. as custodian for Clara
                                    Rankin Butler

                                    /s/ CORBIN K. RANKIN
                                    --------------------------------------------
                                    Corbin Rankin

                                    /s/ ALISON A. RANKIN
                                    ------------------------------------
                                    Alison A. Rankin

                                    /s/ FRANK F. TAPLIN
                                    --------------------------------------------
                                    The Trust created under the Agreement, dated
                                    July 24, 1998, as amended, between Frank F.
                                    Taplin, as trustee, and Frank F. Taplin, for
                                    the benefit of Frank F. Taplin.

                                                                      Exhibit 23

                      AMENDMENT TO STOCKHOLDERS' AGREEMENT
                      ------------------------------------

         This AMENDMENT TO STOCKHOLDERS' AGREEMENT, dated as of March 30, 2000 (this "Amendment"), by and among First Chicago Trust Company of New York, engaged in a joint venture known as Equiserve, LP, as depository ("Depository"), the Participating Stockholders under the Stockholders' Agreement, dated as of March 15, 1990, as amended, NACCO Industries, Inc., a Delaware Corporation (the "Corporation"), and the new Participating Stockholder identified on the signature page hereto (the "New Participating Stockholder").

         This Amendment sets forth the terms and conditions on which the New Participating Stockholder will join in and become a party to the Stockholders' Agreement, dated as of March 15, 1990, as amended (the "Stockholders' Agreement"). Capitalized terms defined in the Stockholders' Agreement are used herein as so defined.

         Pursuant to Section 8 of the Stockholders' Agreement, prior to the acquisition of Class B Common Stock by a Permitted Transferee, the Stockholders' Agreement may be amended to add a Permitted Transferee as a Participating Stockholder by a writing signed by the Signatories, the Corporation and such Permitted Transferee.

         In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:

         1. REPRESENTATIONS AND WARRANTIES. The New Participating Stockholder, for such New Participating Stockholder only and not for any other Participating Stockholder, represents and warrants to the other Participating Stockholders and the Corporation as follows:

                  (a) Such New Participating Stockholder is the beneficial owner of, or simultaneously with the execution hereof will acquire and be deemed to be the beneficial owner of, the shares of Class B Common Stock identified below such New Participating Stockholder's name on the signature pages hereto (except as otherwise described thereon), and except as otherwise described thereon such New Participating Stockholder does not own of record or beneficially or have any interest in any other shares of Class B
         Common Stock or any options to purchase or rights to subscribe or otherwise acquire any other shares of Class B Common Stock other than pursuant to the Stockholders' Agreement;

                  (b) Such New Participating Stockholder has the right, power and authority to execute and deliver this Amendment and to perform such New Participating Stockholder's obligations hereunder and under the Stockholders' Agreement; if this Amendment is being executed by a trustee on behalf of a trust, such trustee has full right, power and authority to enter into this Amendment on behalf of the trust and to bind the trust and its beneficiaries to the terms hereof; if this Amendment is being executed on behalf of a Participating Stockholder Organization, the person executing this Amendment is a duly authorized representative of such Participating Stockholder Organization with full right, power and authority to execute and deliver this Amendment on behalf of such Participating Stockholder Organization and to bind such Participating Stockholder Organization to the terms hereof; the execution, delivery and performance of this Amendment by such New Participating Stockholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such New Participating Stockholder is a party or by which such New Participating Stockholder is bound or require the consent of any other person or any party pursuant thereto; (ii) any organizational, charter or other governance documents (including, without limitation, any partnership agreement, certificate of incorporation, or bylaws) of the New Participating Stockholder, (iii) any judgment, decree or order applicable to such New Participating Stockholder; or (iv) any law, rule or regulation of any governmental body;

                  (c) This Amendment and the Stockholders' Agreement constitute legal, valid and binding agreements on the part of such New Participating Stockholder; the shares of Class B Common Stock owned beneficially by such New Participating Stockholder are fully paid and nonassessable; and

                  (d) The shares of Class B Common Stock owned beneficially by such New Participating Stockholder are now held by such New Participating Stockholder, free and clear of all adverse claims, liens, encumbrances and security interests (except as created by the Stockholders' Agreement and any Amendments thereto, including this Amendment, and the Restated Certificate).


         2. ADDRESS FOR NOTICES. The address for all notices to the New Participating Stockholder provided pursuant to the Stockholders' Agreement shall be the address set forth below such New Participating Stockholder's name on the signature pages hereto, or to such other address as such New Participating Stockholder may specify to the Depository.

         3. AGREEMENT TO BE BOUND BY STOCKHOLDERS' AGREEMENT. The New Participating Stockholder agrees to be bound by all of the terms and provisions of the Stockholders' Agreement applicable to Participating Stockholders.

         4. BENEFICIARIES. The New Participating Stockholder acknowledges that the Corporation and each Participating Stockholder is a beneficiary of this Amendment.

         5. AMENDMENT OF STOCKHOLDERS' AGREEMENT. The Stockholders' Agreement is hereby amended to add the New
Participating Stockholder as a Participating Stockholder.

         6. SIGNATURE OF AMENDMENT BY TRUSTS, MINORS AND INCOMPETENTS.

                           (a) In order for a trust exclusively (as defined in
                  Section 1.9 of the Stockholders' Agreement) for the benefit of a Family Member or Members to be considered a Participating
                  Stockholder:

                                    (i) the trustee and all adult beneficiaries
                           of such trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders' Agreement or shall sign this Amendment as a Participating Stockholder;

                                    (ii) the trustee and a parent or legal
                           guardian, for trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or

                                    (iii) the trustee and legal guardian, if
                           any, for trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.

                           (b) If, at any time, any trust shall have an adult
                  beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders' Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this Amendment and the Stockholders' Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.

                           (c) In the case of Class B Common Stock held by a
                  custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

                           (d) In the case of Class B Common Stock held in the
                  name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

                           (e) In the case of Class B Common Stock held in the
                  name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.

                           (f) When a minor described in Section 6(c) or (d)
                  reaches the age of majority, or an incompetent described in
                  Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders' Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and

                  Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.

         7. POWER OF ATTORNEY. The undersigned New Participating Stockholder hereby constitutes and appoints Frank E. Taplin, Thomas E. Taplin, Alfred M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:


                  (a) Execute any and all statements under Section 13 or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to the Stockholders' Agreement as amended by this Amendment, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

                  (b) Execute and deliver any and all Amendments whereby a Family Member or a Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders' Agreement pursuant to Section 8 of the Stockholders' Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 7. The grant of this power of attorney shall not be affected by any disability of the undersigned New Participating Stockholder. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 7, the New Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.

                  8. COUNTERPARTS. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

                  IN WITNESS WHEREOF, the New Participating Stockholder, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

                               /s/ Chloe E. Rankin
                                  -----------------------------------
                               Chloe E. Rankin

                               Dated as of: March 25, 2000

                               Address:  2979 W. Schoolhouse Lane
                                         Apartment K307B
                                         Philadelphia, Pennsylvania  19144


                                    Number of Shares of
                                   Class B Common Stock
                                   --------------------
                                           -0-

                                    /s/ James T. Rankin
                                       ----------------------------------
                                    James T. Rankin

                                    Dated as of:  March 27, 2000

                                    Address:  1108 Oglethorp Drive
                                              Atlanta, Georgia 30319

                                         Number of Shares of
                                        Class B Common Stock
                                        --------------------
                                                3,187

                                            First Chicago Trust Company
                                            of New York, engaged in a
                                            joint venture known as
                                            Equiserve LP

                                            By: /s/ John G. Herr
                                               ------------------------------
                                               Name: John G. Herr
                                               Title: Senior Account Manager

                                  NACCO INDUSTRIES, INC.



                                  By:      /s/ Alfred M. Rankin, Jr.
                                           -------------------------
                                           Name:   Alfred M. Rankin, Jr.
                                           Title:  President and Chief Executive
                                                   Officer

                            THE PARTICIPATING STOCKHOLDERS listed
                            in Exhibit A attached hereto and
                            incorporated herein by this reference


                            By:  /s/ Alfred M. Rankin, Jr.
                                    -------------------------
                                    Alfred M. Rankin, Jr., Attorney-in-Fact

                                                                       EXHIBIT A

                           PARTICIPATING STOCKHOLDERS
                           --------------------------

 1.      Clara L. T. Rankin

 2.      Alfred M. Rankin, Jr.

 3.      Victorie G. Rankin

 4.      Helen Rankin Butler (fka Helen P. Rankin)

 5.      Clara T. Rankin Williams (fka Clara T. Rankin)

 6.      Thomas T. Rankin

 7.      Matthew M. Rankin

 8.      James T. Rankin

 9.      Claiborne R. Rankin

 10.     Chloe O. Rankin

 11.     Julia L. Rankin (by Claiborne R. Rankin as custodian)

 12.     Chloe E. Rankin

 13.     Claiborne R. Rankin, Jr. (by Claiborne R. Rankin as custodian)

 14.     Roger F. Rankin

 15.     Bruce T. Rankin

 16.     Frank E. Taplin

 17.     Margaret E. Taplin
 18.     Elizabeth E. Brown (by Andrew L. Fabens III, Attorney-in-fact)

 19.     Martha S. Kelly

 20.     Susan Sichel (fka Susan S. Panella)

 21.     Jennifer T. Jerome

 22.     Caroline T. Ruschell

 23.     David F. Taplin

 24.     Thomas E. Taplin

 25.     Beatrice B. Taplin

 26.     Thomas E. Taplin, Jr.

 27.     Theodore D. Taplin

 28.     Britton T. Taplin

 29.     Frank F. Taplin

 30.     Rankin Management, Inc.

 31.     Rankin Associates I, L.P. (fka CTR Family Associates, L.P.)

 32. The Trust created under the Agreement, dated December 18, 1963, among National City Bank, as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown.

 33. The Trust created under the Agreement, dated December 15, 1976, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of grandchildren.

 34. The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren.

 35. The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, for the benefit of Alfred M. Rankin.

 36. The Trust created under the Agreement, dated July 12, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of Clara L.T. Rankin.

 37. The Trust created under the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

 38. The Trust created under the Agreement, dated July 1, 1969, as supplemented, amended and restated, between National City Bank, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin.

 39. The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas T. Rankin, for the benefit of Thomas T. Rankin.

40. The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between National City Bank, as trustee, and Claiborne R. Rankin, for the benefit of Claiborne R. Rankin.

41. The Trust created under the Agreement, dated September 11, 1973, between National City Bank, as trustee, and Roger F. Rankin, for the benefit of Roger F. Rankin.

42. The Trust created under the Agreement, dated August 12, 1974, between National City Bank, as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin.

43. The Trust created under the Agreement, dated December 11, 1957, as supplemented, amended and restated, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of Frank E. Taplin.

44. The Trust created under the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas E. Taplin, for the benefit of Thomas E. Taplin.

45. The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

46. The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin.

47. The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin.

48. The Trust created under the Agreement, dated December 29, 1989, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin for the benefit of Clara T. Rankin.

49. The Trust created under the Agreement, dated December 29, 1989, between Alfred M. Rankin, Jr., as trustee, and Helen P. Rankin for the benefit of Helen P. Rankin.

50.      Corbin Rankin

51.      Alison A. Rankin

52. National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin.

53.      Thomas Parker Rankin (by Thomas T. Rankin as custodian)

54. Alison A. Rankin, as trustee fbo Anne Rankin under Irrevocable Trust No. 1, dated December 18, 1997 with Roger Rankin as Grantor.

55. Alison A. Rankin, as trustee fbo Elisabeth Rankin under Irrevocable Trust No. 1, dated December 18, 1997 with Roger Rankin as Grantor.

56.      Rankin Associates II, L.P.

57.      John C. Butler, Jr.

58.      Clara Rankin Butler (by John C. Butler, Jr. as custodian)

59. The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin.